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                              [CELTRIX LETTERHEAD]


NEWS RELEASE


             CONTACT:           Donald D. Huffman
                                Vice President, Finance & Administration
                                Chief Financial Officer
                                (408) 988-2500


                          CELTRIX EXPANDS RELATIONSHIP
                      WITH GENZYME'S TISSUE REPAIR DIVISION

         SANTA CLARA, CA -- February 5, 1998 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) announced today that it has granted Genzyme Corporation's Tissue Repair Division (Nasdaq: GENZL) expanded technology and territory rights to recombinant TGF-beta-2, a therapeutic compound. Under new and amended agreements, Genzyme Tissue Repair now has access to Celtrix's TGF-beta-2 antibody and receptor technology. In addition, Genzyme now has the right to develop and commercialize TGF-beta-2 throughout the world, including Japan, China, Korea and Taiwan.

         Genzyme received initial rights to Celtrix's recombinant TGF-beta-2 in June 1994 for all systemic and certain local treatment applications. Since then, Genzyme has been developing the compound as part of a comprehensive approach to tissue repair and the treatment of systemic disease. Recombinant TGF-beta-2 is based on a naturally occurring protein which appears to play an important role in regulating healthy cell functions.

         "Genzyme Tissue Repair is well positioned to pursue the development and commercialization of this promising therapeutic agent," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "Expansion of Genzyme's technology and territory rights reflects our partner's continued interest in TGF-beta-2 and provides Celtrix with the opportunity for increased revenue from future milestone and royalty payments."

         Celtrix is a biopharmaceutical company developing novel therapeutics for the treatment of seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's development focus is on SomatoKine(R), a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's health and quality of life. Ongoing product development programs target acute traumatic injury, such as hip fracture surgery in the elderly and severe burns. SomatoKine is currently undergoing Phase II clinical feasibility testing for these two indications. Other potential indications include severe osteoporosis and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions. Through strategic alliances with Celtrix, The Green Cross Corporation (now merged with Yoshitomi Pharmaceutical Industries Ltd.) is developing SomatoKine for the treatment of osteoporosis in Japan, and Genzyme Corporation's Tissue Repair Division is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

                                     -more-


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"Celtrix Expands Relationship With Genzyme Tissue Repair"
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         This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability of Genzyme to develop and commercialize TGF-beta-2, as well as risks associated with future research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

                                      -end-